SIÈGE SOCIAL
HEAD OFFICE

800 René-Lévesque Ouest/West	Téléphone/Telephone : (514) 871-0137
Suite 1050	Télécopieur/Fax : (514) 871-1980
Montréal (Québec) H3B 1X9

Amendment

January 29, 2008

To:	Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Securities Registry, Prince Edward Island
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Québec Securities Commission

Subject: Notice of Special Meeting of Shareholders of Tembec Inc. and Record Date

We advise the following information with respect to the upcoming Special Meeting of Shareholders of Tembec Inc.:

1.	Meeting Type	:	Special Meeting
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	879920106
4.	Record Date	:	January 21, 2008
5.	Beneficial ownership determination date	:	January 21, 2008
6.	Meeting Date	:	February 22, 2008
7.	Meeting Location	:	Montreal, Québec

Yours truly,

(s) Tony Fratianni
Tony Fratianni
Vice President, General Counsel
and Secretary